EXHIBIT 4.5

AMENDMENT (THE “AMENDMENT”) TO CEO EMPLOYMENT AGREEMENT
ENTERED INTO AS OF JANUARY 1, 2001 BETWEEN ROGER A. HAUPT AND
BCOM3 GROUP, INC.,
LEO BURNETT WORLDWIDE, INC. AND LEO BURNETT USA, INC.
(THE “AGREEMENT”)

     The Agreement shall hereby be amended as follows:

     1. Publicis Groupe S.A. shall become a party to the Agreement, effective at the date of this Amendment. “Publicis Groupe S.A.” shall be added to the first sentence of the Agreement , and, except as specifically provided below, all references in the Agreement to “Bcom3 Group, Inc.” and “Bcom3” shall be changed to “Publicis Groupe S.A.” as successor to Bcom3. In paragraph 1(c), the reference to “Bcom3” shall be changed to “the Company.” References to the “Bcom3 Stock Purchase Agreement” shall not be changed.

     2. Philadelphia Merger Corp., the entity into which Bcom3 Group, Inc. was merged, shall be a party to the Agreement, and its name shall be added to the first two paragraphs of the Agreement after “(‘LBW’)” and “LBW,” respectively.

     3. Except as specifically provided below, all references in the Agreement to “Chief Executive Officer” or “CEO” shall be changed to “Chief Operating Officer and Member of the Directoire” and, in paragraph 5(d)(i), reference to “CEO of the ultimate parent company of a group of operating companies” shall be changed to “Chief Operating Officer and Member of the Directoire of Publicis Groupe S.A.” Notwithstanding the foregoing, the Executive shall have the right to use the title “President and Chief Operating Officer” within the United States.

     4. Paragraph 2(b) of the Agreement shall be deleted in its entirety and replaced with the following:

“The Executive shall report to the Chairman of the Directoire of Publicis Groupe, S.A. The Executive shall be in charge of the following businesses, and the Chief Executive Officers of such businesses shall report directly to him: (i) Media Operations (Starcom MediaVest Group, Zenith Optimedia Group); (ii) Publicis Healthcare Group (Nelson, Medicus, THG, Klemtner); and (iii) SAMS. In addition, the Executive will be in charge of the global IT function, and the Chief Information Officer of Publicis Groupe S.A. shall report directly to him. The Chief Financial Officer of Publicis Groupe S.A., who has global responsibility for Shared Service Centers, shall work with the Executive with respect to the Shared Service Center in the United States. The Executive will submit to the Chairman of the Management Board his proposed strategies, budgets and action plans for the units and functions reporting to him. Once the strategies, budgets and action plans shall have been agreed upon, the Executive shall work directly with the corporate staff of Publicis Groupe S.A. on their implementation, keeping the Chairman of the Management Board informed of progress and developments on a regular basis.”

     5. The following proviso shall be added at the end of paragraph 3(b) of the Agreement: “; provided that, notwithstanding the foregoing, (i) the Executive’s bonus to be paid for the year 2003 shall be not less than $950,000, and (ii) the Executive’s bonus to be paid for the year 2004 shall be not less than 100% of his salary for 2004 and shall be agreed upon by the Company and the Executive no later than September 30, 2003.”

     6. In paragraph 3(f)(ii) of the Agreement, the reference to Arthur Andersen LLP shall be changed to Ernst & Young, LLP and the defined term “AA” shall be changed to “E&Y.” All references in the Agreement to “AA” shall be changed to “E&Y.”

     7. A new paragraph 3(i) shall be added following paragraph 3(h) of the Agreement and shall read as follows:

“(i) All payments to the Executive (or his estate) made under the Agreement will be treated by the Company and the Executive (or his estate) as U.S. source income and shall be subject to such withholding as is required by applicable U.S. federal, state and local tax law.”

     8. The first sentence of paragraph 5 of the Agreement shall be deleted in its entirety and replaced by the following:

“For purposes of this Agreement, the “Employment Term” shall be, unless sooner terminated in accordance with the provisions of this Agreement, the period from the date of this Agreement until December 31, 2004 (the “End Date”), at which time the Executive’s employment shall terminate unless no later than June 30, 2004 the parties agree in writing to extend the Employment Term. The Executive nevertheless shall have the right to terminate his employment on December 31, 2003 (the “Interim Date”), provided that the Executive provides a Notice of Termination to the Company by no later than September 30, 2003. If the Executive provides this notice, the Company will not dispute his decision or attempt to renegotiate the terms but will cooperate in effecting his departure.”

     9. Paragraph 5(c) of the Agreement shall be deleted in its entirety and shall be replaced with the words “[Intentionally Left Blank]”.

     10. Paragraph 5(d)(ii) of the Agreement shall be deleted in its entirety and shall be replaced with the words “[Intentionally Left Blank]”.

     11. At the end of paragraph 5(d) of the Agreement shall be added the following sentence, “The Company and the Executive agree that the Executive shall not have “Good Reason” to terminate the Executive’s employment hereunder by virtue of consummation, prior to the date of this Amendment, of the transactions contemplated by the Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc. dated as of March 7, 2002 (the “Merger Agreement”), by virtue of entering into this Amendment or by virtue of the Company taking any action to implement this Amendment in accordance with its terms.

     12. Paragraph 5(e) of the Agreement shall be deleted in its entirety and shall be replaced with the words “[Intentionally Left Blank]”.

     13. The parenthetical at the end of the second sentence of paragraph 5(f) of the Agreement shall be deleted in its entirety.

     14. The last sentence of paragraph 5(g) of the Agreement shall be deleted in its entirety and replaced with the following: “If the Executive does not give notice, the Company will not dispute his decision or attempt to renegotiate the terms but will cooperate in effecting his departure.”

     15. The second sentence of paragraph 5(i) of the Agreement shall be deleted in its entirety.

     16. The last sentence of paragraph 5(j) of the Agreement shall be deleted in its entirety.

     17. The phrase “and the BCOM3 Stock Purchase Agreement” in the parenthetical in the first paragraph of paragraph 6 of the Agreement shall be deleted in its entirety and the phrase “and any severance plan, policy or program maintained by Publicis Groupe S.A. or any of its subsidiaries” shall be added in the same paragraph following the phrase “the LBU standard severance policy or practice” and prior to the colon.

     18. The following clause shall be added as a new subparagraph (v) following subparagraph (iv) of paragraph 6(a) of the Agreement:

“(v) The entire account balance of the Executive under the Bcom3 Group, Inc. CEO Deferred Bonus Plan and any other bonus deferral plan or arrangement in which the Executive has participated.”

     19. Paragraph 6(b) of the Agreement shall be deleted in its entirety and shall be replaced with the words “[Intentionally Left Blank]”

     20. In paragraph 6(c) of the Agreement, both the introductory clause and the paragraph entitled “Payments” shall be deleted in their entirety and shall be replaced with the following:

“In the case of any of the following, namely (i) termination by the Company of the Executive’s employment for any reason or for no reason and whether with or without cause, (ii) termination by the Executive for Good Reason, (iii) termination because of Death or Permanent Disability or Retirement, or (iv) in the event that the Executive’s employment terminates on the End Date or the Interim Date as provided in paragraph 5, then, in any such case:

“Payment: In addition to the payments described in (a) above, the Company will pay to the Executive or to his estate a lump sum payment of $4,750,000 (which amount the parties agree represents two times the sum of (A) the Executive’s annual base salary as of the Date of Termination, which is $950,000, and (B) the highest actual bonus paid to the Executive in any one of the four years prior to the year in which the Date of Termination occurs, which the parties agree was $1,425,000). Such lump sum payment shall be made on the first or second business day following the Date of Termination.

“No such payment shall be reduced by any amount the Executive may earn or receive from employment or other source after the Termination Date. Executive shall have no obligation to seek other employment or otherwise to mitigate the Company’s payment obligations.

“In addition to such lump sum payment, the Company shall make such additional Gross-Up Payment, if any, as is provided by paragraph 3(f).

“In consideration of the Executive’s entering into this Amendment and thereby foregoing the right to obtain a substantially higher lump sum payment from the Company incident to the Merger Agreement and the related change in control, the Company, on behalf of itself and each of its subsidiaries and affiliates, agrees that none of them will have any direct or indirect claim (by offset or otherwise) against such lump sum payment, and that neither the Company nor any such entity shall impose any defense or excuse to payment, or bring any proceeding to attempt to prevent such lump sum payment, regardless of the circumstances of the Executive’s termination of employment, any breach or alleged breach by the Executive of the Agreement or of any Company policy, or any other fact or circumstance.

“Notwithstanding the foregoing provisions of this subparagraph captioned “Payment,” the Company shall not be required to make such lump sum payment in the event that, prior to the time such payment becomes due, the Executive has been criminally convicted under the laws of the United States or any state thereof of a felony involving dishonesty or fraud perpetrated against the Company.”

     21. The paragraphs entitled “Benefits” and “Vesting” in paragraph 6(c) of the Agreement shall not be affected by this Amendment. The paragraph entitled “Stock” in paragraph 6(c) of the Agreement shall be deleted in its entirety.

     22. Paragraph 6(d) of the Agreement shall be deleted in its entirety and shall be replaced with the following:

“To avoid any doubt, except as specifically provided in this Agreement, the Executive continues to be subject to the restrictive covenants of the Bcom3 Stock Purchase Agreement.”

     23. References to “the then Chief Executive Officer of BCOM3” in paragraph 7(c)(i)(C) and at the end of paragraph 7(c)(ii) of the Agreement shall be changed to “the then Chief Executive Officer of Publicis Groupe S.A.”

     24. The penultimate sentence of subparagraph 7(c)(iii) of the Agreement shall be deleted in its entirety and replaced with the following: “Nothing in this subsection (iii) shall be construed as preventing the Company from pursuing any and all other remedies available to it for breach of covenants made in this paragraph 7(c), including (subject to the provisions of paragraph 6(c)) the recovery of money damages from the Executive.”

     25. The exception in the second sentence of paragraph 11 of the Agreement shall be deleted in its entirety.

     26. Paragraph 15 of the Agreement shall be amended to provide that notices to the Company shall be sent to:

Publicis Groupe S.A.
133, avenue des Champs-Elysées
75008 Paris, France

Attention: General Secretary

     27. The first sentence of paragraph 20 of the Agreement shall be deleted in its entirety and shall be replaced by the following: “Executive is or shall become subject to all Company employee and executive plans and agreements including, without limitation, the Conflict of Interest policy (as it existed prior to the closing under the Merger Agreement) and Bcom3’s Stock Purchase Agreement (restrictive covenants only).”

     28. Paragraph 22 of the Agreement shall be amended in its entirety to read as follows:

“Obligation of the Company: Each of Publicis Groupe S.A., LBW, Philadelphia Merger Corp. and LBU shall be jointly and severally liable to the Executive for all obligations of the Company or any of Publicis Groupe S.A., LBW, Philadelphia Merger Corp. or LBU under this Agreement.”

     29. A new paragraph 23 shall be added to the Agreement which shall read as follows:

“Announcements: The Company and the Executive will jointly approve any public or internal announcements by the Company or its affiliates with respect to the Executive, his role or changes in his role or the termination of his employment. All other statements and comments will be consistent with the approved announcements.”

     30. Except as expressly otherwise provided in this Amendment, all other provisions of the Agreement shall remain in force and effect.

     IN WITNESS WHEREOF, the Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, on this 26th day of March 2003.

PUBLICIS GROUPE S.A.

/s/ Maurice Lévy	/s/ Roger A. Haupt
Maurice Lévy	Roger A. Haupt
Président du Directoire

LEO BURNETT WORLDWIDE, INC.

/s/ Maurice Lévy ]

PHILADELPHIA MERGER CORP.

/s/ Maurice Lévy